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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Route 138, Suite 303
(No. and Street)

Wall Township (City) NJ (State) 07719 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin DeRosa, President 732-280-6886 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Kevin DeRosa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

KD

Signature

February 19, 2009

PRESIDENT

Title

Monica Thompson

Notary Public

MONICA S. THOMPSON
Notary Public
New Jersey
My Commission Expires Aug. 25, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDEN STATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Garden State Securities, Inc.
1540 Route 138, Suite 303
Wall Township, NJ 07719

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
February 26, 2009

GARDEN STATE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 177,991
Securities owned, at fair value	100,164
Receivable from brokers	840,599
Deposit with clearing broker	100,000
Furniture and equipment, less accumulated depreciation of $232,081	66,550
Leasehold improvements, less accumulated amortization of $21,068	113,951
Security deposits	65,048
Prepaid expenses	104,500
Other assets	45,861
Total assets	$ 1,614,664

LIABILITIES, SUBORDINATED BORROWINGS AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and taxes payable	$ 821,468
Payable to clearing broker	522,617
Securities sold, not yet purchased	2,688
Due to related entity	20,635
	1,367,408
Subordinated borrowings	
Subordinated loan agreements	30,500
Commitments and contingencies	
Stockholders' equity	
Common stock - no par value	
Authorized: 1,000 shares	
Issued and outstanding: 1,000 shares	40,000
Additional paid-in capital	493,706
Retained earnings (accumulated deficit)	(316,950)
Total stockholders' equity	216,756
Total liabilities, subordinated borrowings and stockholders' equity	$ 1,614,664

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Garden State Securities, Inc. (the "Company"), a broker-dealer, is a market maker on NASDAQ engaged in agency, investment banking and private placement transactions. The Company clears securities transactions through a clearing broker on a fully-disclosed basis in compliance with the the exemptive provisions of the Securities and Exchange Commission ("SEC") rule 15c3-3(k)(2)(ii), which provides that the clearing broker carry all of the accounts of the customers, maintain and preserve all related books and records.

Revenue Recognition

Securities transactions (and the related commissions, revenues and expenses) are recorded on a settlement-date basis, generally the third business day following the transaction date, except for options which settle one day after the transaction. There is no material difference between the trade and settlement dates.

Valuation of Securities Owned and Sold, Not Yet Purchased, at Fair Value – Definition & Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Valuation of Securities Owned and Sold, Not Yet Purchased, at Fair Value – Definition & Hierarchy (Continued)

the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Property & Equipment

Depreciation of property and equipment, recorded at cost, is computed on the straight-line method over an estimated useful life of five years.

Income Taxes

The Company has made no provision for federal income taxes as the Company reports its taxable income as an "S" Corporation under the Internal Revenue Code. A provision has been made for state income taxes in the accompanying financial statements.

In July 2006, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"). Upon implementation of FIN 48, the Company will be required to utilize different recognition thresholds and measurement requirements as compared to prior technical literature. On December 30, 2008, the FASB issued FASB Staff Position 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*" which defers the implementation of FIN 48 to fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Note 2 - Fair Value Measurements of Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and sold, not yet purchased have been categorized based upon a fair value hierarchy in accordance with SFAS 157.

The following table presents information about the Company's securities holdings measured at fair value as of December 31, 2008:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Equity securities owned, at fair value	$ 99,850	$ 314	$ -	$ 100,164
	$ 99,850	$ 314	$ -	$ 100,164
Liabilities				
Equity securities sold, not yet purchased, at fair value	$ 2,688	$ -	$ -	$ 2,688
	$ 2,688	$ -	$ -	$ 2,688

Note 3 - Subordinated Borrowings

Borrowings subordinated to the claims of general creditors, which bear interest at 8% per annum, are covered by agreements approved by the Financial Industry Regulatory Authority ("FINRA") and are thus available in computing net capital. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company is in the process of renewing the loans.

	Amount	Due Date
Subordinated Loan Agreement	$ 23,000	04-30-09
Subordinated Loan Agreement	7,500	04-30-09
	$ 30,500	

Note 4 - Commitments and Contingencies

Litigation and Regulatory Inquiries

In the normal course of business, the Company is subject to regulatory inquiries and legal actions incidental to its securities business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters are not expected to have a material adverse effect

Note 4 - Commitments and Contingencies (Continued)

Litigation and Regulatory Inquiries (Continued)

on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

Leases

The Company leases various office space in New Jersey, New York City and Chicago, Illinois under separate agreements. Two leases in New Jersey are with related parties renewable annually. Two other leases expire in year 2013 and another lease expires in October 2009. The future aggregate minimum annual rental payments under these leases are as follows:

Year Ending September 30	Amount
2009	$ 258,000
2010	116,000
2011	117,000
2012	119,000
2013	92,000
	$ 702,000

Rent expense, including maintenance and real estate taxes, for the year amounted to $290,253.

Clearing Broker Agreement

Effective June 2008, the Company entered into a five-year clearing agreement with RBC Dain CS ("RBC"), which provides a termination fee of $10,000 per month for each remaining month of the term upon cancellation of agreement by either party.

Note 5 - Net Capital Requirements

The capital ratio was 1364% versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirements under SEC rule 15c3-1 were $100,000. The net capital deficit of $(173,013) was $(273,013) in excess of the minimum net capital requirements. (See Note 6 for Net Capital Deficiency Notification.)

Note 6 – Net Capital Deficiency – Rule 17a-11 Notification

On February 26, 2009, the Company notified FINRA and SEC of its Net Capital Deficiencies as computed under SEC Rule 15c3-1 for the year ended December 31, 2008 and for the month ended January 31, 2009. The deficiencies were remedied by a cash capital contribution of $399,000 on February 20, 2009. The Company is in net capital compliance as of February 25, 2009.

Note 7 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the ability of customers to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8 – Other Income

In June 2008, the Company received a payment of $500,000 from its clearing broker in recognition of their long-standing relationship, which was recognized as other income.

Note 9 – Due to Related Entity

The amount of $20,635 represents net advances received from Garden State Holdings, LLC ("GSH"), an entity under common control, owned by the same shareholders of the Company. GSH is not an operating company and has no assets other than the related party transaction described above This advance is subject to interest payments on a monthly basis in accordance with terms of a line of credit entered into by GSH.

Note 10–Due to Clearing Broker

In January 2009, the Firm's clearing broker claimed a refund of approximately $523,000 representing alleged overpayment of commissions to the Firm during year 2008. The Company denied the allegations and believed had meritorious defenses. However, on February 20, 2009, the Company settled the dispute by agreeing to pay its clearing broker $400,000. This amount has been recognized as a liability due to its clearing broker with a corresponding reduction of commission revenues as of December 31, 2008.

A copy of the Company's statement of financial condition as at December 31, 2008, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.